Filing under Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12 of

the Securities Exchange Act of 1934

Filed by: Pershing Square Capital Management, L.P.

Subject Company: Valeant Pharmaceuticals International, Inc.

SEC File No. of Valeant Pharmaceuticals International, Inc.: 001-14956

Webpage Screenshot

ADVANCING ALLERGAN

Securities Litigation (CA)

2014-08-01 [Dkt. No. 001] Complaint for Violations of Securities Laws

2014-08-01 [Dkt. No. 002] Civil Cover Sheet

2014-08-01 [Dkt. No. 003] Certification and Notice of Interested Parties L.R. 7.1-1

2014-08-01 [Dkt. No. 004] Plaintiff Allergan, Inc.'s Disclosure Statement FRCP 7.1

2014-08-01 [Dkt. No. 005] Notice of Assignment of Judge Carter

2014-08-04 [Dkt. No. 006] Notice to Filer of Deficiencies in Attorney Case Opening

2014-08-04 [Dkt. No. 007] Notice to Parties of Court-Directed ADR Program

2014-08-04 [Dkt. No. 008] Notice of Pro Hac Vice Application and Filing Fee Due

2014-08-04 [Dkt. No. 009] Notice of Pro Hac Vice Application and Filing Fee Due

2014-08-04 [Dkt. No. 010] Summons in a Civil Action for All Defendants

2014-08-04 [Dkt. No. 011-01] Memorandum of Points and Authorities in Support of Plaintiffs' Ex Parte Application for Expedited Proceedings

2014-08-04 [Dkt. No. 011-12] Proposed Order Granting Plaintiffs' Ex Parte Application for Expedited Proceedings

2014-08-04 [Dkt. No. 011] Plaintiffs' Ex Parte Application for Expedited Proceedings – Statement of Notice

2014-08-04 [Dkt. No. 012] Proof of Service of Plaintiffs' Ex Parte Application for Expedited Proceedings

2014-08-05 [Dkt. No. 013] Summons in a Civil Action with Court's Signature

2014-08-06 [Dkt. No. 014] Notice of Apearance for Michael Shipley

2014-08-06 [Dkt. No. 015] Defendants' Joint Opposition to Plaintiffs' Ex Parte Application for Expedited Proceedings

2014-08-06 [Dkt. No. 016] Notice of Appearance for Robert Sacks

2014-08-06 [Dkt. No. 017] Notice of Appearance for Edward Johnson

2014-08-06 [Dkt. No. 018] Notice of Appearance for Mark Holscher

2014-08-06 [Dkt. No. 019-01] Proposed Order on Pro Hac Vice Application for Jay Lefkowitz

2014-08-06 [Dkt. No. 019] Application of Non-Resident Attorney to Appear in a Specific Case – Pro Hac Vice for Jay Lefkowitz

2014-08-06 [Dkt. No. 020] Application of Non-Resident Attorney to Appear in a Specific Case – Pro Hac Vice for John Del Monaco

2014-08-06 [Dkt. No. 021-01] Proposed Order on Application of Non-Resident Attorney to Appear in a Specific Case

2014-08-06 [Dkt. No. 021] Application of Non-Resident Attorney to Appear in a Specific Case – Pro Hace Vice for Danielle Sassoon

2014-08-07 [Dkt. No. 022-01] Proposed Order on Application for Pro Hac Vice for William Savitt

2014-08-07 [Dkt. No. 022] Application of Non-Resident Attorney to Appear in a Specific Case Pro Hac Vice for William Savitt

2014-08-07 [Dkt. No. 023-01] Proof of Service for the Notice of Appearance for Colleen Smith

2014-08-07 [Dkt. No. 023] Notice of Appearance for Colleen Smith

2014-08-07 [Dkt. No. 024] Order Denying Ex Parte Application

2014-08-07 [Dkt. No. 025] Order Granting Pro Hac Vice for Jay Lefkowitz

2014-08-07 [Dkt. No. 026] Order Granting Pro Hac Vice for John Del Monaco

2014-08-07 [Dkt. No. 027] Order Granting Pro Hac Vice for Danielle Sassoon

2014-08-08 [Dkt. No. 028] Order Granting Pro Hac Vice for William Savitt

2014-08-11 [Dkt. No. 029-01] Proposed Order on Application for Pro Hac Vice for Bradley Wilson

2014-08-11 [Dkt. No. 029] Application of Non-Resident Attorney to Appear in a Specific Case Pro Hac Vice for Bradley Wilson

2014-08-12 [Dkt. No. 030] Notice of Appearance for Austin Norris

2014-08-12 [Dkt. No. 031] Notice of Appearance for Kristin Rose

2014-08-12 [Dkt. No. 032] Order on Pro Hac Vice Application for Bradley Wilson

2014-08-14 [Dkt. No. 033-01] Proposed Order for Pro Hac Vice for Brian Frawley

2014-08-14 [Dkt. No. 033] Application of Non-Resident Attorney to Appear in a Specific Case Pro Hac Vice for Brian Frawley

2014-08-14 [Dkt. No. 034] Defendants' Joint Opposition to Plaintiffs' Motion to Expedite

2014-08-15 [Dkt. No. 035] Order Granting Pro Hac Vice Application for Brian Frawley

2014-08-15 [Dkt. No. 036] Order on Application for Pro Hac Vice for Brian Frawley

2014-08-18 [Dkt. No. 037-11] Revised Proposed Order Granting Plaintiffs' Request for Expedited Proceedings

2014-08-18 [Dkt. No. 037] Reply In Support Of Plaintiffs' Request for Expedited Proceedings

2014-08-19 [Dkt. No. 038-03] Defendants' Joint Sur-Reply in Opposition to Plaintiffs' Motiion to Expedite

2014-08-19 [Dkt. No. 038-04] Proposed Order Granting Defendants' Ex Parte Application for Leave to File Joint Sur-Reply

2014-08-19 [Dkt. No. 038] Defendants-Ex Parte Application for Leave to File Joint Sur-Reply in Opposition to Plaintiffs' Motion to Expedite

2014-08-19 [Dkt. No. 039] Answers and Affirmative Defenses of Defendants' Pershing Square, PS Management, PS Fund 1 LLC and William Ackman

2014-08-19 [Dkt. No. 040] Valeant and AGMS's Answer to Complaint and Affirmative Defenses

2014-08-19 [Dkt. No. 041] Valeant's and AGMS's Certification and Notice of Interested Parties

2014-08-19 [Dkt. No. 042] Counterclaims of Valeant and Pershing Square

2014-08-19 [Dkt. No. 043] Plaintiffs' Opposition to Defendants' Ex Parte Application for Leave to File Joint Sur-Reply in Opposition to Motion to Expedite

2014-08-19 [Dkt. No. 044] Defendants Pershing and Ackman's Certification and Notice of Interested Parties

2014-08-20 [Dkt. No. 045] Minutes re Ex Parte Application Conference

2014-08-20 Transcript of Hearing on Plaintiff's Ex Parte Application to Expedite Proceedings

2014-08-21 [Dkt. No. 046] Transcript Order Submitted by Plaintiffs

2014-08-21 [Dkt. No. 047] Order Granting Ex Parte Application for Leave to File Joint Sur Reply in Opposition to Plaintiffs' Motion to Expedite

2014-08-21 [Dkt. No. 048] Order Denying Motion for Expedited Proceedings

2014-08-25 [Dkt. No. 049] Order Setting Scheduling Conference

2014-08-26 [Dkt. No. 050] Plaintiffs' Notice of Motion for Expedited Discovery

2014-08-26 [Dkt. No. 050-1] Memorandum of Points and Authorities in Support of Plaintiffs' Motion for Expedited Discovery

2014-08-26 [Dkt. No. 050-15] [Proposed] Order Granting Plaintiffs' Motion for Expedited Discovery

2014-08-26 [Dkt. No. 050-2-14] Declaration of Michele D. Johnson In Support Of Plaintiffs' Motion for Expedited Discovery

2014-08-29 [Dkt. No. 062] Summons Issued to PYOTT, David

2014-08-29 [Dkt. No. 063] Summons Issued to DUNSIRE, Deborah

2014-08-29 [Dkt. No. 064] Summons Issued to GALLAGHER, Michael

2014-08-29 [Dkt. No. 065] Summons Issued to JONES, Trevor

2014-08-29 [Dkt. No. 066] Summons Issued to LAVIGNE, Louis

2014-08-29 [Dkt. No. 067] Summons Issued to RAY, Russell

2014-08-29 [Dkt. No. 068] Summons Issued to MCDONNELL, Peter

2014-08-29 [Dkt. No. 069] Summons Issued to PROCTOR, Timothy

2014-08-29 [Dkt. No. 070] Summons Issued to TERMEER, Henri

2014-09-02 [Dkt. No. 071] Answer of Counterclaim Defendants to Counterclaims of Valeant and Pershing Square

2014-09-02 [Dkt. No. 072] Allergan and Counterclaimants Certification and Notice of Interested Parties

2014-09-03 [Dkt. No. 073] Defendants' Joint Opposition to Plaintiffs' Motion for Expedited Discovery

2014-09-03 [Dkt. No. 073-01] Declaration of Mark Holscher in Support of Defendants' Joint Opposition to Plaintiffs' Motion for Expedited Discovery

2014-09-03 [Dkt. No. 074] Joint Stipulation Requesting Shortened Briefing Schedule on Plaintiffs' Motion for Expedited Discovery

2014-09-03 [Dkt. No. 074-01] Proposed Order Granting Joint Stipulation Requesting Shortened Briefing Schedule on Plaintiffs' Motion for Expedited Discovery

2014-09-03 [Dkt. No. 075] Proof of Service of Complaint Upon Valeant and AGMS

2014-09-03 [Dkt. No. 076] Proof of Service of Summons, Complaint and Related Documents Upon Defendants Pershing Square Mgmt., L.P., PS Mgmt. GP

LLC, PS Fund 1, LLP, and William Ackman

2014-09-05 [Dkt. No. 077] Order Setting Briefing Schedule and Hearing Date re Plaintiffs' Motion to Expedite Discovery

2014-09-07 [Dkt. No. 079-01] Smith Declaration in Support of Motion for Expedited Discovery w Exhibits

2014-09-07 [Dkt. No. 079-06] Revised Proposed Order re Plaintiffs Motion for Expedited Discovery

2014-09-07 [Dkt. No. 079] Plaintiffs Reply in Support of Motion for Expedited Discovery

2014-09-09 [Dkt. No. 080] Order Regarding Stipulated Protective Order

2014-09-09 Hearing Transcript on Motion For Expedited Discovery

2014-09-10 [Dkt. No. 081] Notice Re Transcript May be Viewed

2014-09-10 [Dkt. No. 082] Notice of Filing Transcript – No Document

2014-09-09 [Dkt. No. 083] Order on Plaintiff's Motion for Expedited Discovery

2014-09-11 [Dkt. No. 084-01] Proposed Order for Application for Pro Hac Vice for Susan Hannigan

2014-09-11 [Dkt. No. 084] Application for Pro Hac Vice for Susan Hannigan

2014-09-11 [Dkt. No. 085-01] Proposed Order Granting Joint Stipulation Re Scheduling

2014-09-11 [Dkt. No. 085] Joint Stipulation and Proposed Order Re Scheduling

2014-09-11 [Dkt. No. 086] Civil Minutes re Order Setting Second Hearing Date re Plaintiffs' Motion to Expedite Discovery

2014-09-12 [Dkt. No. 087] Order Granting Joint Stipulation Re Schedule and Vacating 9-15 Conference

2014-09-12 [Dkt. No. 088] Allergan Letter to Judge

2014-09-14 [Dkt. No. 089] Order to Strike Electronically Filed Documents re Pro Hac Vice Filed by Susan Hannigan

2014-09-15 [Dkt. No. 90] Amendment to Application for Susan Hannigan to Appear Pro Hac Vice

2014-09-15 [Dkt. No. 90-1] [Proposed] Order on Amendment to Application for Susan Hannigan to Appear Pro Hac Vice

2014-09-15 [Dkt. No. 091] Proposed Stipulated Confidentiality Order

2014-09-15 [Dkt. No. 091-0] Proposed Stipulated Confidentiality Order

2014-09-16 [Dkt. No. 092] Defendants' Mot. to Compel Production of Unredacted Documents

2014-09-16 [Dkt. No. 092-1] Decl. of M. Holscher in Support of Defendants' Mot. to Compel Production of Unredacted Documents

2014-09-16 [Dkt. No. 092-2-12] Public Version Decl. of M. Shipley in Support of Defendants' Mot. to Compel Production of Unredacted Documents

2014-09-16 [Dkt. No. 092-13] [Proposed] Order Granting Defendants' Mot. to Compel Production of Unredacted Documents

2014-09-16 [Dkt. No. 093] Notice of Manual Filing or Lodging re Defendants' Mot. to Compel Production of Unredacted Documents

2014-09-16 [Dkt. No. 094-1] [Proposed] Order Granting Application to File Documents Under Seal

2014-09-16 [Dkt. No. 094] Application to File Documents Under Seal

2014-09-16 [Dkt. No. 094-2] Certificate of Service

2014-09-18 [Dkt. No. 095] Order Granting Hannigan Pro Hac Vice

2014-09-18 [Dkt. No. 096] Notice to Filer of Deficiencies in EFiling Documents – Resolved

2014-09-18 [Dkt. No. 098] Stipulated Confidentiality Order – Signed by Judge

2014-09-18 [Dkt. No. 099-01-03] Smith Declaration in Support of Oppostion to to Defendants_ Motion to Compel Production of Redacted Documents_(33537827_1)

2014-09-18 [Dkt. No. 099] Oppostion to to Defendants_ Motion to Compel Production of Redacted Documents_(33537826_1)

2014-09-19 [Dkt. No. 100] Application to Appear Pro Hac Vice for Martin Lessner_(33545574_1)

2014-09-19 [Dkt. No. 100-1] [Proposed] Order Granting Application to Appear Pro Hac Vice for Martin Lessner_(33545581_1)

2014-09-19 [Dkt. No. 101] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant D. Dunsire_(33545582_1)

2014-09-19 [Dkt. No. 102] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant M. Gallagher_(33545585_1)

2014-09-19 [Dkt. No. 103] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant T. Jones_(33545591_1)

2014-09-19 [Dkt. No. 104] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant L. Lavigne_(33545596_1)

2014-09-19 [Dkt. No. 105] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant M. Johnson_(33545600_1)

2014-09-19 [Dkt. No. 106] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant R. Ray_(33545605_1)

2014-09-19 [Dkt. No. 107] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant Peter McDonnell_(33545608_1)

2014-09-19 [Dkt. No. 108] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant T. Proctor_(33545612_1)

2014-09-19 [Dkt. No. 109] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant D. Pyott_(33545615_1)

2014-09-19 [Dkt. No. 110] Proof of Service for Summons and Complaint Served Upon Counterclaim Defendant H. Termeer_(33545618_1)

2014-09-20 [Dkt. No. 112-01] Exhibit A

2014-09-20 [Dkt. No. 112-00] Supp. Dec. of Mark Holscher in Support of Defendants' Opposition to Plaintiffs' Cross Motion For Protective Order

2014-09-20 [Dkt. No. 112-02] Exhibit B (Filed Under Seal)

2014-09-20 [Dkt. No. 112-03] Exhibit C (Filed Under Seal)

2014-09-20 [Dkt. No. 112-04] Exhibit D (Filed Under Seal)

2014-09-20 [Dkt. No. 112-05] Exhibit E

2014-09-20 [Dkt. No. 112-06] Exhibit F

2014-09-20 [Dkt. No. 112-07] Exhibit G

2014-09-20 [Dkt. No. 113] Notice of Manual Filing or Lodging re Defendants' Opposition to Plaintiffs' Cross-Motion for Protective Order

2014-09-20 [Dkt. No. 114] Application to File Documents Under Seal

2014-09-20 [Dkt. No. 114-1] [Proposed] Order Granting Application to File Documents Under Seal

2014-09-20 [Dkt. No. 114-2] Certificate of Service Re Defendants' Opposition to Plaintiffs' Cross-Motion for Protective Order and Supporting Documents

2014-09-21 [Dkt. No. 115] REDACTED PUBLIC VERSION Pershing Redacted Opposition to Plaintiffs' Cross Motion

2014-09-22 [Dkt. No. 116] Order Granting Motion to Compel

2014-09-22 [Dkt. No. 117] Notice to Filer of Deficiencies Re Application for M. Lessner to Appear Pro Hac Vice

2014-09-22 [Dkt. No. 118] Notice of Lodgment of Martin Lessner's Certificate of Good Standing

2014-09-22 [Dkt. No. 119] Notice of Appearance for Jay Bhimani

2014-09-22 [Dkt. No. 120] Order to Strike Electronically Filed Documents Re Application for M. Lessner to Appear Pro Hac Vice

2014-09-22 [Dkt. No. 121] Order Granting Pro Hac Vice Application to Martin Lessner

2014-09-26 [Dkt. No. 126] Defendants' Opposition to Renewed Motion for Protective Order

2014-09-26 [Dkt. No. 126-01] Holscher Declaration in Support of Defendants' Opposition to Renewed Motion for Protective Order

2014-09-26 [Dkt. No. 126-02 - 13] PUBLIC VERSION of Shipley Declaration in Support of Defendants' Opposition to Renewed Motion for Protective Order w Exhibits

2014-09-26 [Dkt. No. 128] Notice of Manual Filing – Defendants' Opposition to Renewed Motion

2014-09-26 [Dkt. No. 129-0] Application to File Documents Under Seal

2014-09-26 [Dkt. No. 129-1] [Proposed] Order Granting Application

2014-09-26 [Dkt. No. 129-2] Certificate of Service

2014-09-26 [Dkt. No. 135] Plaintiffs' Reply in Support of Renewed Motion for Protective Order_(33595955_1)

2014-09-26 [Dkt. No. 136] Defendants' Opposition to Plaintiffs' Application to Submit Business Strategies Privilege Log in Camera [Dkt. No. 124] and Request for Stay [Dkt. No. 135]_(33599069_1)

2014-09-29 [Dkt. No. 138] Order Granting Plaintiffs' Application to File Unredacted Business Strategy Documents Under Seal_(33623363_1)

2014-10-01 [Dkt. No. 139] Order Re Renewed Motion for Protective Order_(33629025_1)

2014-10-02 [Dkt. No. 142] Notice of Motion and Motion to Compel Production of Improperly Withheld Documents

2014-10-02 [Dkt. No. 142-01] With Exhibits_Holscher Declaration in Support of Motion to Compel Production of Improperly Withheld Documents

2014-10-02 [Dkt. No. 142-05] Proposed Order Granting Defendants' Motion to Compel Production of Improperly Withheld Documents

2014-10-02 [Dkt. No. 143] Plaintiffs' Notice of Manual Filing of Business Strategy Documents Under Seal for In Camera Review_(33639266_1)

2014-10-02 [Dkt. No. 143-01] Plaintiffs' Proof of Service_(33639494_1)

Webpage Screenshot

ADVANCING ALLERGAN

Bylaws Litigation (DE)

2014-08-22 (D.I. 01) Plaintiffs' Verified Complaint for Declaratory and Injunctive Relief

2014-08-22 (D.I. 02) Motion for Expedited Proceedings

2014-08-22 (D.I. 03) Brief in Support of Plaintiffs' Motion for Expedited Proceedings

2014-08-22 (D.I. 04) Compendium of Key Cases Cited in Brief in Support of Plaintiffs' Motion for Expedited Proceedings

2014-08-22 (D.I. 05.01) Letter to The Honorable Andre Bouchard from David C. McBride

2014-08-22 (D.I. 05.02) Supplemental Information Sheet

2014-08-22 (D.I. 05.03) Verification to Complaint – PS Fund 1, LLC

2014-08-22 (D.I. 05.04) Verification to Complaint – Pershing Square Capital Management LP

2014-08-22 (D.I. 05.05) Verification to Complaint – Valeant Pharmaceuticals International, Inc.

2014-08-22 (D.I. 05.06) Verification to Complaint – Valeant Pharmaceuticals International

2014-08-22 (D.I. 05.07) Exhibit A to the Complaint

2014-08-22 (D.I. 05.08) Exhibit B to the Complaint

2014-08-22 (D.I. 05.09) Exhibit C to the Complaint

2014-08-22 (D.I. 05.10) Exhibit D to the Complaint

2014-08-22 (D.I. 05.11) Exhibit E to the Complaint

2014-08-22 (D.I. 05.12) Exhibit F to the Complaint

2014-08-22 (D.I. 05.13) Exhibit G to the Complaint

2014-08-22 (D.I. 05.14) Exhibit H to the Complaint

2014-08-22 (D.I. 05.15) Exhibit I to the Complaint

2014-08-22 (D.I. 05.16) Exhibit J to the Complaint

2014-08-22 (D.I. 05.17) (Proposed) Order Granting Expedited Proceedings

2014-08-25 (D.I. 6) Letter to Counsel scheduling hearing

2014-08-25 (D.I. 9) Letter to Register in Chancery from Benjamin Z. Grossberg regarding compliance with Court of Chancery Rule 5.1

2014-08-25 (D.I. 10) Entry of Appearance of Richards, Layton & Finger, P.A. on behalf of Defendants

2014-08-25 (D.I. 11) Frawley, Brian T. Proposed Order for Admission Pro Hac Vice

2014-08-25 (D.I. 11) Plaintiffs Valeant Pharmaceuticals International, Inc. and Valeant Pharmaceuticals International's Motion for Admission Pro Hac Vice of Brian T. Frawley, with Certificate of Service

2014-08-25 (D.I. 11) Certification of Brian T. Frawley in support of his Motion for Admission Pro Hac Vice

2014-08-26 (D.I. 12) Granted (Frawley, Brian T. Proposed Order for Admission Pro Hac Vice)

2014-08-26 (D.I. 13) Certificate of Compliance with Typeface Requirement and Type-Volume Limitation

2014-08-26 (D.I. 13) Defendants' Brief in Response to Plaintiffs' Motion to Expedite

2014-08-26 (D.I. 14) Affidavit of Susan M. Hannigan, Esq. in Support of Defendants' Brief in Response to Plaintiffs' Motion to Expedite

2014-08-26 (D.I. 14) Exhibits A-O to Affidavit of Susan M. Hannigan, Esq. in Support of Defendants' Brief in Response to Plaintiffs' Motion to Expedite

2014-08-26 (D.I. 15)Letter to The Honorable Andre G. Bouchard enclosing courtesy copies of Defendants' Brief in Response to Plaintiffs' Motion to Expedite and Affidavit of Susan M. Hannigan, Esq.

2014-08-26 (D.I. 16) Lefkowitz, Jay P Motion for Admission Pro Hac Vice on behalf of Plaintiffs, PS Fund 1, LLC and Pershing Square Capital Management, L.P.

2014-08-26 (D.I. 16) Lefkowitz, Jay P Proposed Order Granting Admission Pro Hac Vice

2014-08-26 (D.I. 16) Lefkowitz, Jay P. Certification Pursuant to Chancery Court Rule 170(c)

2014-08-26 (D.I. 16)Lefkowitz, Jay P Certificate of Service

2014-08-26 (D.I. 17) Solum, Matthew Certificate of Service

2014-08-26 (D.I. 17) Solum, Matthew Certification Pursuant to Chancery Court Rule 170(c)

2014-08-26 (D.I. 17) Solum, Matthew Motion for Admission Pro Hac Vice on behalf of Plaintiffs, PS Fund 1, LLC and Pershing Square Capital Management, L.P.

2014-08-26 (D.I. 17) Solum, Matthew Proposed Order Granting Admission Pro Hac Vice

2014-08-26 (D.I. 18) Del Monaco, John P. Certificate of Service

2014-08-26 (D.I. 18) Del Monaco, John P. Certification Pursuant to Chancery Court Rule 170(c)

2014-08-26 (D.I. 18) Del Monaco, John P. Motion for Admission Pro Hac Vice on behalf of Plaintiffs, PS Fund 1, LLC and Pershing Square Capital Management, L.P.

2014-08-26 (D.I. 18) Del Monaco, John P. Proposed Order Granting Admission Pro Hac Vice

2014-08-26 (D.I. 19) Sassoon, Danielle R Motion for Admission Pro Hac Vice on behalf of Plaintiffs, PS Fund 1, LLC and Pershing Square Capital Management, L.P.

2014-08-26 (D.I. 19) Sassoon, Danielle R. Certificate of Service

2014-08-26 (D.I. 19) Sassoon, Danielle R. Certificate of Service 2014-08-26 (D.I. 19) Sassoon, Danielle R. Certification Pursuant to Chancery Court Rule 170(c)

2014-08-26 (D.I. 19) Sassoon, Danielle R. Proposed Order Granting Admission Pro Hac Vice

2014-08-26 (D.I. 20) Exhibit A to Letter to The Honorable Andre G. Bouchard from David C. McBride in response to Allergan's latest letter of August 22nd

2014-08-26 (D.I. 20) Exhibit B to Letter to The Honorable Andre G. Bouchard from David C. McBride in response to Allergan's latest letter of August 22nd

2014-08-26 (D.I. 20) Letter to The Honorable Andre G. Bouchard from David C. McBride in response to Allergan's latest letter of August 22nd

2014-08-26 (D.I. 21) Granted (Lefkowitz, Jay P. Proposed Order Granting Admission Pro Hac Vice)

2014-08-26 (D.I. 22) Granted (Solum, Matthew Proposed Order Granting Admission Pro Hac Vice)

2014-08-26 (D.I. 23) Granted (Del Monaco, John P. Proposed Order Granting Admission Pro Hac Vice)

2014-08-26 (D.I. 24) Granted (Sassoon, Danielle R. Proposed Order Granting Admission Pro Hac Vice)

2014-08-26 (D.I. 25) Wilson, Bradley R. Certification of Bradley R. Wilson to Defendants' Motion for Admission Pro Hac Vice

2014-08-26 (D.I. 25) Wilson, Bradley R. Defendants' Motion for Admission Pro Hac Vice of Bradley R. Wilson with Certificate of Service

2014-08-26 (D.I. 25) Wilson, Bradley R. Proposed Order to Defendants' Motion for Admission Pro Hac Vice of Bradley R. Wilson

2014-08-26 (D.I. 26) Granted (Wilson, Bradley R. Proposed Order to Defendants' Motion for Admission Pro Hac Vice of Bradley R. Wilson)

2014-08-26 (D.I. 27) Savitt, William Certification to Defendants' Motion for Admission Pro Hac Vice of William Savitt

2014-08-26 (D.I. 27) Savitt, William Defendants' Motion for Admission Pro Hac Vice of William Savitt with certificate of service

2014-08-26 (D.I. 27) Savitt, William Proposed Order to Defendants' Motion for Admission Pro Hac Vice of William Savitt

2014-08-27 (D.I. 28) Savitt, William Granted Order to Motion for Admission Pro Hac Vice

2014-08-27 Transcript of Hearing on Plaintiffs' Motion to Expedite Proceedings and Rulings of the Court

2014-08-28 (D.I. 29) Notice of Service of Plaintiffs' First Set of Interrogatories and First Request for Production of Documents Directed to Defendants

2014-08-30 (D.I. 30) Notice of Service of Defendants' First Set of Interrogatories and First Request for the Production of Documents Directed to Plaintiffs

2014-09-02 (D.I. 31) Certificate of Service to Plaintiffs' Verified Amended Complaint for Declaratory and Injunctive Relief

2014-09-02 (D.I. 31) Plaintiffs' Verified Amended Complaint for Declaratory and Injunctive Relief

2014-09-02 (D.I. 31) Tab 1 to Plaintiffs' Verified Amended Complaint for Declaratory and Injunctive Relief [Red-line]

2014-09-02 (D.I. 31) Verification of Pershing Square Capital Management, L.P.

2014-09-02 (D.I. 31) Verification of PS Fund 1, LLC

2014-09-02 (D.I. 31) Verification of Valeant Pharmaceuticals International, Inc.

2014-09-02 (D.I. 31) Verification of Valeant Pharmaceuticals International

2014-09-02 (D.I. 32) Letter to The Honorable Andre G. Bouchard from Tammy L. Mercer, Esquire enclosing a courtesy copy of a Stipulation and [Proposed] Order Governing Expedited Proceedings and Trial

2014-09-02 (D.I. 32) Stipulation and [Proposed] Order Governing Expedited Proceedings and Trial

2014-09-03 (D.I. 33) Letter to The Honorable Bouchard from Benjamin Z. Grossberg transmitting courtesy copies of amended complaint

2014-09-03 (D.I. 34) Granted with Modifications (Stipulation and [Proposed] Order Governing Expedited Proceedings and Trial)

2014-09-03 (D.I. 35) Stipulation and [Proposed] Order Governing The Production And Exchange Of Confidential, Highly Confidential, and Highly Confidential – Attorneys' Eyes Only Information

2014-09-03 (D.I. 35) Exhibit A to Stipulation and [Proposed] Order Governing The Production And Exchange Of Confidential, Highly Confidential, and Highly Confidential

2014-09-03 (D.I. 36) Stipulation and [Proposed] Order Governing Expert Discovery

2014-09-03 (D.I. 37) Hearing on a Motion to Expedite, held before Chancellor Andre G. Bouchard on August 27, 2014.

2014-09-04 (D.I. 38) Granted (Stipulation and [Proposed] Order Governing Expert Discovery)

2014-09-04 (D.I. 39) Granted (Stipulation and [Proposed] Order Governing The Production And Exchange Of Confidential, Highly Confidential, and Highly Confidential)

2014-09-04 (D.I. 40) Notice of Plaintiffs' Subpoena Duces Tecum and Ad Testificandum Directed to Innisfree M&A Incorporated with certificate of service

2014-09-04 (D.I. 41) Certificate of Service to Notice of Plaintiffs' Subpoena Duces Tecum and Ad Testificandum Directed to Goldman, Sachs & Co.

2014-09-04 (D.I. 41) Exhibit A – Plaintiffs' Subpoena Duces Tecum and Ad Testificandum Directed to Goldman, Sachs & Co.

2014-09-04 (D.I. 41) Exhibit B – Affidavit of Service to Plaintiffs' Subpoena Duces Tecum and Ad Testificandum Directed to Goldman, Sachs & Co.

2014-09-04 (D.I. 41) Notice of Plaintiffs' Subpoena Duces Tecum and Ad Testificandum Directed to Goldman, Sachs & Co.

2014-09-05 (D.I. 42) Plaintiffs' Subpoena Duces Tecum and Ad Testificandum Directed to Merrill, Lynch, Pierce, Fenner & Smith Incorporated with affidavit of service and certificate of service

2014-09-05 (D.I. 43) Plaintiffs' Subpoena Duces Tecum and Ad Testificandum Directed to Innisfree M&A Incorporated with affidavit of service and certificate of service

2014-09-05 (D.I. 43) Schedule A to Plaintiffs' Subpoena Duces Tecum and Ad Testificandum Directed to Innisfree M&A Incorporated

2014-09-05 (D.I. 43) Schedule A to Plaintiffs' Subpoena Duces Tecum and Ad Testificandum Directed to Merrill, Lynch, Pierce, Fenner & Smith Incorporated

2014-09-05 (D.I. 44) Letter to the Honorable Andre G. Bouchard regarding validity of written requests from Allergan stockholders to request a Special Meeting of Stockholders

2014-09-05 (D.I. 44) Exhibit to Letter to the Honorable Andre G. Bouchard re validity of written requests from Allergan stockholders to request a Special Meeting of Stockholders

2014-09-08 (D.I. 45) Plaintiffs' Notice of Depositions of Michael R. Gallagher and David E.I. Pyott with certificate of service

2014-09-08 (D.I. 46) Defendants' Notice of Depositions with Certificate of Service

2014-09-08 (D.I. 47) Notice of Service of Defendants Allergan, Inc., et al. responses and and Objections to Plaintiffs' First Request for Production of Documents Directed to Defendants

2014-09-09 (D.I. 48) Notice of Service of Plaintiffs' Objections and Responses to Defendants' First Request for Production of Documents Directed to Plaintiffs

2014-09-09 (D.I. 49) Certificate of Service of Subpoena Duces Tecum Directed to Morgan Stanley

2014-09-09 (D.I. 49) Subpoena Duces Tecum Directed to Morgan Stanley with Proof of Service

2014-09-09 (D.I. 50) Certificate of Service of Subpoena Duces Tecum Directed to D.F. King & Co., Inc.

2014-09-09 (D.I. 50) Subpoena Duces Tecum Directed to D.F. King Co. Inc. with Proof of Service

2014-09-09 (D.I. 51) Certificate of Service of Subpoena Duces Tecum Directed to Mackenzie Investments Corporation

2014-09-09 (D.I.51) Subpoena Duces Tecum Directed to Mackenzie Investments Corporation with Proof of Service.pdf

2014-09-09 (D.I. 52) Letter to The Honorable Andre Bouchard from Martin S. Lessner in response to the Allergan defendants' letter to the Court of Friday evening, September 5, 2014

2014-09-09 (D.I. 53) Plaintiffs' Notice of Depositions with certificate of service

2014-09-09 (D.I. 54) Subpoena Duces Tecum Directed to Mackenzie Partners, Inc. with Proof of Service and Certificate of Service (1)

2014-09-09 (D.I. 55) Letter to Chancellor Bouchard from Raymond DiCamillo in response to plaintiffs' September 9 letter to Court

2014-09-09 (D.I. 56) Mirvis, Theodore N. [Proposed] Order for Motion for Admission Pro Hac Vice on behalf of defendants Allergan, Inc., David E.I. Pyott, Michael R. Gallagher, Deborah Dunsire

2014-09-09 (D.I. 56) Mirvis, Theodore N. Certification in support of Motion for Admisison Pro Hac Vice on behalf of defendants

2014-09-09 (D.I. 56) Mirvis, Theodore N. Motion for Admission Pro Hac Vice on behalf of defendants

2014-09-09 (D.I. 57) Certificate of Service to Defendants' Answer to Plaintiffs' Verified Complaint for Declaratory and Injunctive Relief

2014-09-09 (D.I. 57) Defendants' Answer to Plaintiffs' Verified Complaint for Declaratory and Injunctive Relief

2014-09-10 (D.I. 58) Granted (Mirvis, Theodore N. [Proposed] Order for Motion for Admission Pro Hac Vice on behalf of defendants

2014-09-10 (D.I. 59) Certificate of Service of Subpoena Ad Testificandum Directed to D.F. King & Co., Inc.

2014-09-10 (D.I. 59) Schedule A to Subpoena Ad Testificandum Directed to D.F. King & Co., Inc.

2014-09-10 (D.I. 59) Subpoena Ad Testificandum Directed to D.F. King & Co., Inc. with Proof of Service

2014-09-11 (D.I. 60) Plaintiffs' Subpoena Duces Tecum And Ad Testificandum Directed to IVS Associates, Inc. with affidavit of service and certificate of service

2014-09-11 (D.I. 60) Schedule A to Plaintiffs' Subpoena Duces Tecum And Ad Testificandum Directed to IVS Associates, Inc.

2014-09-11 (D.I. 60) Schedule B to Plaintiffs' Subpoena Duces Tecum And Ad Testificandum Directed to IVS Associates, Inc.

2014-09-11 (D.I. 61) Defendants' Notice of Deposition with Certificate of Service

2014-09-11 (D.I. 064) Certificate of Service to Notice of Deposition of Daniel H. Burch on Thursday, September 1, 2014 at 200 pm

2014-09-11 (D.I. 064) Notice of Deposition of Daniel H. Burch on Thursday, September 1, 2014 at 200 pm

2014-09-11 (D.I. 065) Certificate of Service to Notice of Plaintiffs' Subpoena Duces Tecum and Ad Testificandum Directed to Goldman, Sachs & Co.

2014-09-11 (D.I. 065) Exhibit A to Notice of Plaintiffs' Subpoena Duces Tecum and Ad Testificandum Directed to Goldman, Sachs & Co.

2014-09-11 (D.I. 065) Notice of Plaintiffs' Subpoena Duces Tecum and Ad Testificandum Directed to Goldman, Sachs & Co.

2014-09-11 (D.I. 066) Notice of Service to (i) Answers to Plaintiffs' First Set of Interrogatories to Defendants and (ii) this Notice of Service

2014-09-11 (D.I. 067) Notice of Service of (1) Plaintiffs' Objections and Responses to Defendants' First Set of Interrogatories and (2) this Notice of Service

2014-09-12 (D.I. 068) Exhibits 1 - 5 to Letter to Chancellor Bouchard from David C. McBride in response to defendants' Sept. 9th letter to the Court

2014-09-12 (D.I. 068) Letter to Chancellor Bouchard from David C. McBride in response to defendants' Sept. 9th letter to the Court

2014-09-12 (D.I. 069) Certificate of Service of Subpoena Ad Testificandum Directed to Daniel H. Burch, Chairman & CEO of Mackenzie Partners, Inc.

2014-09-12 (D.I. 069) Certificate of Service of Subpoena Ad Testificandum Directed to Daniel H. Burch, Chairman & CEO of Mackenzie Partners, Inc.

2014-09-12 (D.I. 069) Schedule A to Subpeona Ad Testificandum Directed to Daniel H. Burch, Chairman & CEO of Mackenzie Partners, Inc.

2014-09-12 (D.I. 069) Subpoena Ad Testificandum Directed to Daniel H. Burch, Chairman & CEO of Mackenzie Partners, Inc. with Proof of Service

2014-09-12 (D.I. 070) Letter to Register in Chancery from R. Horn dated September 12, 2014 re Defendants' Answers to Plaintiff's First Set of Interrogatoaries

2014-09-12 Transcript In-Court Status Conference

2014-09-12 (D.I. 071) Certification to Defendants' Motion for Admission Pro Hac Vice of Stephen R. DiPrima

2014-09-12 (D.I. 071) Defendants' Motion for Admission Pro Hac Vice of Stephen R. DiPrima with certificate of service

2014-09-12 (D.I. 071) DiPrima, Stephen R. Proposed Order to Defendants' Motion for Admission Pro Hac Vice of Stephen R. DiPrima

2014-09-12 (D.I. 072) Certification to Defendants' Motion for Admission Pro Hac Vice of Carrie M. Reilly

2014-09-12 (D.I. 072) Defendants' Motion for Admission Pro Hac Vice of Carrie M. Reilly with certificate of service

2014-09-12 (D.I. 072) Reilly, Carrie M. Proposed Order to Defendants' Motion for Admission Pro Hac Vice of Carrie M. Reilly

2014-09-12 (D.I. 073) Certification to Defendants' Motion for Admission Pro Hac Vice of A.J. Martinez

2014-09-12 (D.I. 073) Defendants' Motion for Admission Pro Hac Vice of A.J. Martinez with certificate of service

2014-09-12 (D.I. 073) Martinez, A.J. Proposed Order to Defendants' Motion for Admission Pro Hac Vice of A.J. Martinez

2014-09-12 (D.I. 074) [Proposed] Order Granting Plaintiffs' Motion to Compel the Production of Documents Due to the Subject Matter Waiver of Privilege by Defendants

2014-09-12 (D.I. 074) Certificate of Compliance with Typeface Requirement and Type-Volume Limitation

2014-09-12 (D.I. 074) Compendium of Selected Authorities Cited in Plaintiffs' Brief in Sup of Their Motion to Compel the Prod of Docs Due to the Subject Matter Waiver of Privilege by Defendants

2014-09-12 (D.I. 074) Exhibit A to Certificate of Compliance with Typeface Requirement and Type-Volume Limitation

2014-09-12 (D.I. 074) Exhibits 1-4 to Plaintiffs' Brief in Support of Their Motion to Compel the Production of Documents Due to the Subject Matter Waiver of Privilege by Defendants

2014-09-12 (D.I. 074) Letter to The Honorable Andre G. Bouchard from Robert S. Saunders, Esquire enclosing two courtesy copies of Plaintiffs' Motion to Compel the Production of Documents

2014-09-12 (D.I. 074) Plaintiffs' Brief in Support of Their Motion to Compel the Production of Documents Due to the Subject Matter Waiver of Privilege by Defendants

2014-09-12 (D.I. 074) Plaintiffs' Motion to Compel the Production of Documents Due to the Subject Matter Waiver of Privilege by Defendants (with Certificate of Service)

2014-09-12 Transcript In-Court Status Conference

2014-09-13 (D.I. 075) [Proposed] Order Granting Plaintiffs' Motion to Compel the Production of Documents Responsive to Request No. 11 of Plaintiffs' First Requests

2014-09-13 (D.I. 075) Certificate of Compliance with Typeface Requirement and Type-Volume Limitation

2014-09-13 (D.I. 075) Exhibit 13-14 to Plaintiffs' Brief in Support of Their Motion to Compel the Production of Documents Responsive to Request No. 11 of Plaintiffs' First Requests

2014-09-13 (D.I. 075) Exhibit A to Certificate of Compliance with Typeface Requirement and Type-Volume Limitation

2014-09-13 (D.I. 075) Exhibits 1-9 to Plaintiffs' Brief in Support of Their Motion to Compel the Production of Documents Responsive to Request No. 11 of Plaintiffs' First Requests

2014-09-13 (D.I. 075) Exhibits 10-12 to Plaintiffs' Brief in Support of Their Motion to Compel the Production of Documents Responsive to Request No. 11 of Plaintiffs' First Requests

2014-09-13 (D.I. 075) Letter to The Honorable Andre G. Bouchard from Robert S. Saunders, Esquire enclosing two courtesy copies of Plaintiffs' Motion to Compel

2014-09-13 (D.I. 075) Plaintiffs' Brief in Support of Their Motion to Compel the Production of Documents Responsive to Request No. 11 of Plaintiffs' First Requests

2014-09-13 (D.I. 075) Plaintiffs' Motion to Compel the Production of Documents Responsive to Request No. 11 of Plaintiffs' First Requests (with Certificate of Service)

2014-09-13 (D.I. 076) Notice of Service of Expert Disclosures of Plaintiffs

2014-09-13 (D.I. 077) Notice of Service of Expert Disclosures of Defendants 2014-09-13 (D.I. 078) Plaintiffs' Notice of Deposition of Russell Ray with certificate of service

2014-09-14 (D.I. 079) [Proposed] Order Granting Defendants' Motion to Compel

2014-09-14 (D.I. 079) Certificate of Service to Defendants' Motion to Compel or, in the Alternative, for an Order Precluding Certain Arguments and Evidence at Trial

2014-09-14 (D.I. 079) DEFENDANTS' MOTION TO COMPEL OR, IN THE ALTERNATIVE, FOR AN ORDER PRECLUDING CERTAIN ARGUMENTS AND EVIDENCE AT TRIAL

2014-09-14 (D.I. 079) Exhibit A to Defendants' Motion to Compel or, in the Alternative, for an Order Precluding Certain Arguments and Evidence at Trial

2014-09-14 (D.I. 079) Exhibit B to Defendants' Motion to Compel or, in the Alternative, for an Order Precluding Certain Arguments and Evidence at Trial

2014-09-14 (D.I. 079) Exhibit C to Defendants' Motion to Compel or, in the Alternative, for an Order Precluding Certain Arguments and Evidence at Trial

2014-09-14 (D.I. 079) Exhibit D to Defendants' Motion to Compel or, in the Alternative, for an Order Precluding Certain Arguments and Evidence at Trial

2014-09-14 (D.I. 079) Exhibit E to Defendants' Motion to Compel or, in the Alternative, for an Order Precluding Certain Arguments and Evidence at Trial

2014-09-14 (D.I. 079) Exhibit F to Defendants' Motion to Compel or, in the Alternative, for an Order Precluding Certain Arguments and Evidence at Trial

2014-09-14 (D.I. 079) Exhibit G to Defendants' Motion to Compel or, in the Alternative, for an Order Precluding Certain Arguments and Evidence at Trial

2014-09-14 (D.I. 079) Exhibit H to Defendants' Motion to Compel or, in the Alternative, for an Order Precluding Certain Arguments and Evidence at Trial

2014-09-14 (D.I. 079) Exhibit I to Defendants' Motion to Compel or, in the Alternative, for an Order Precluding Certain Arguments and Evidence at Trial

2014-09-14 (D.I. 080) Exhibit A to Letter from Raymond J. DiCamillo to the Honorable Andre G. Bouchard dated September 14, 2014 regarding the parties' cross-motions to compel

2014-09-14 (D.I. 080) Exhibit B to Letter from Raymond J. DiCamillo to the Honorable Andre G. Bouchard dated September 14, 2014 regarding the parties' cross-motions to compel

2014-09-14 (D.I. 080) Letter from Raymond J. DiCamillo to the Honorable Andre G. Bouchard dated September 14, 2014 regarding the parties' cross-motions to compel

2014-09-15 (D.I. 081) Conway, George T, III Certification of George T. Conway

2014-09-15 (D.I. 081) Conway, George T., III Motioin for Admission Pro Hac Vice of George T. Conway III with Certificate of Service

2014-09-15 (D.I. 081) Conway, George T., III Proposed Order to Motion for Admission Pro Hac Vice of George T. Conway III

2014-09-15 (D.I. 082) Certification Pursuant to Court of Chancery Rule 170(c) to Motion for Admission Pro Hac Vice of Mark Holscher

2014-09-15 (D.I. 082) Holscher, Mark [Proposed] Order to Motion for Admission Pro Hac Vice

2014-09-15 (D.I. 082) Motion for Admission Pro Hac Vice of Mark Holscher to represent plaintiffs PS Fund 1, LLC and Pershing Square Capital Management, L.P. with certificate of service

2014-09-15 (D.I. 083) Granted (DiPrima, Stephen R. Proposed Order to Defendants' Motion for Admission Pro Hac Vice of Stephen R. DiPrima)

2014-09-15 (D.I. 084) Granted (Reilly, Carrie M. Proposed Order to Defendants' Motion for Admission Pro Hac Vice of Carrie M. Reilly)

2014-09-15 (D.I. 085) Granted (Martinez, A.J. Proposed Order to Defendants' Motion for Admission Pro Hac Vice of A.J. Martinez)

2014-09-15 (D.I. 086) Granted (Conway, George T., III Proposed Order to Motion for Admission Pro Hac Vice of George T. Conway III)

2014-09-15 (D.I. 087) Granted (Holscher, Mark [Proposed] Order to Motion for Admission Pro Hac Vice)

2014-09-15 (D.I. 088) Motion for Admission Pro Hac Vice of John L. Hardiman, with Certificate of Service

2014-09-15 (D.I. 089) Letter to Chancellor Bouchard from R. DiCamillo informing Court that oppositions to the 3 pending motions to compel will be filed by 500 p.m. on Sept 15, 2014

2014-09-15 (D.I. 090) Granted (Hardiman, John L. Proposed Order for Admission Pro Hac Vice on the behalf of Plaintiffs Valeant)

2014-09-15 (D.I. 091) Plaintiffs' Amended Notice of Deposition of Defendant Russell T. Ray with certificate of service

2014-09-15 (D.I. 092) Plaintiffs' Notice of Depositions of Defendants Michael R. Gallagher and David E.I. Pyott with certificate of service

2014-09-15 (D.I. 093) Letter to Counsel scheduling oral argument

2014-09-15 (D.I. 094) Stipulation and [Proposed] Order Setting Allergan Special Meeting of Stockholders

2014-09-16 (D.I. 095) Granted (Stipulation and [Proposed] Order Setting Allergan Special Meeting of Stockholders)